Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2013 and 2012

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2013 and 2012

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment
1	Deep Kalra	October 9, 2001
2	Philip Wolf	July 20, 2005
3	Ravi Adusumalli	July 20, 2005
4	Frederic Lalonde	December 18, 2006
5	Aditya Guleri	April 03, 2007
6	Gyaneshwarnath Gowrea	February 11, 2009
7	Mohammad Akhtar Janally	February 11, 2009
8	Vivek Narayan Gour	May 01, 2010
9	Ranodeb Roy	January 19, 2012
10	Rajesh Magow	November 06, 2012
11	Keyur Jyotindra Joshi	November 06, 2012

Corporate Secretary

C/o Multiconsult Limited

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o Multiconsult Limited

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

BRN: F07000189

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is C/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. As at 31st March 2013, the Company had nine (9) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte. Ltd.	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001*	British Virgin Islands
6.	HTN Co. Ltd.	March 16, 2000*	Thailand
7.	Hotel Travel Ltd	December 24, 2004*	Labuan
8.	ITC Bangkok Company Limited	December 20, 1999$	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	UAE

*	became subsidiary on November 06, 2012
$	became subsidiary on November 26, 2012

The Board of Directors

The Board is composed of eleven (11) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Philip Clay Wolf

4. Ranodeb Roy

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Non-Executive

1. Mohammad Akhtar Janally

2. Ravi Adusumalli

3. Aditya Tim Guleri

4. Vivek Narayan Gour

5. Philip Clay Wolf

6. Frederic Lalonde

7. Gyaneshwarnath Gowrea

8. Ranodeb Roy

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

1.	Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 20 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Centres Inc. and ABN AMRO Bank. Both General Electric Company and AMF Bowling Centres Inc. are listed companies in the United States. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India. The business address for Mr. Deep Kalra is Tower A, SP Infocity, Plot No. 243, UdyogVihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

2.	Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.

3.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

4.	Philip Clay Wolf was appointed to our board of directors on July 20, 2005. Until December, 2012, Mr. Wolf was non-executive chairman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was also president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies including Hopper Inc. QuickMobile Inc., Booking Markets Inc., TrustYou. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666, United States.

5.	Vivek Narayan Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact Limited is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

6.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc. (formerly known as Openplaces Inc.), a privately held company which runs www.hopper.travel, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

7.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009. From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult Limited. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

8.	Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult Limited, having joined Multiconsult Limited in July 2003. Mr. Janally is a fellow of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

9.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address of Mr. Roy is 50 Raffles Place, 37F Singapore Land Tower, Singapore 048623.

10.	Rajesh Magow is our co-founder, Chief Executive Officer- India, and was appointed to our board of directors on November 06, 2012. Mr. Magow has over 20 years of experience in the Information Technology and Internet Industries. After being part of our senior management team with Tecnovatee Solutions Private Limited, wholly owned subsidiary of eBookers.com (a United Kingdom- based online based travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovatee Solutions Private Limited, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Private Limited, Singapore. Mr. Magow is a chartered accountant from The Institute of Chartered Accountants of India, New Delhi. The business address for Mr. Rajesh Magow is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

11.	Keyur Jyotindra Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 06, 2012, Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and has over 12 year of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in Chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States. The business address for Mr. Keyur Joshi is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

Constitution

Public Limited Company

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek Narayan Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek Narayan Gour, Philip Clay Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 23 of these financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and

•	the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
2013	$23.63	$10.77
Fiscal Quarter
2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67
Month
2012
December	$14.26	$12.01
2013
January	$15.64	$12.67
February	$16.16	$13.36
March	$14.64	$12.98
April	$14.11	$12.50
May	$13.44	$12.50
June	$14.47	$12.70
July	$14.42	$13.90
August(2)	$14.55	$13.02

Note:

(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.
(2)	Until August 16, 2013.

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of a coverage of USD 30 Million from The New India Assurance Company Limited. This policy is effective till July 2014 and will be renewed thereafter.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 14 and 15 and the statement of comprehensive income is set out on page 17 of this financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 6,600 (2012: USD 7,000).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2012 and 2013 are as follows:

	(in ‘USD’)
	For the year ended March 31
Particulars	2013	2012
Total income	83,404	Nil
Total expenses	(1,789,302)	(1,130,897)
Finance income	1,010,294	121,213
Finance cost	(426,840)	(1,136,536)
Taxation – provision for current year	Nil	Nil
Taxation – provision for previous year	Nil	Nil
Loss for the year	(1,122,444)	(2,146,220)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;

•	disclose with reasonable accuracy at any time the financial position of the Company; and

•

would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors have made an assessment of the Company’s ability to continue as going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

Certificate from the Secretary

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Companies Act 2001 for the year ended 31 March 2013.

/s/ Kamalsingh Neerputh
for Multiconsult Limited Corporate Secretary

Date: 28 August 2013

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Financial Statements

We have audited the financial statements of MakeMyTrip Limited (the “Company”) on pages 16 to 49 which comprise the statement of financial position at March 31, 2013 and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and the notes to the financial statements which include a summary of significant accounting policies and other explanatory notes.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Financial Statements

The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Financial Statements (continued)

Opinion

In our opinion, the financial statements on pages 16 to 49 give a true and fair view of the financial position of the Company at March 31, 2013 and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	AshishRamyead
Licensed Auditors	Licensed by FRC

Ebène

Date: 28 August 2013

MakeMyTrip Limited

Statements of Financial Position

(In USD)

	Note	As at March 31
		2012	2013
Assets
Intangible assets		—	83,404
Investment in subsidiaries	8	92,040,960	114,878,448
Investment in associate	9	904,169	1,546,169
Other investment	10	4,416,543	4,958,994
Derivatives instruments		202,054	14,678

Total non-current assets		97,563,726	121,481,693

Derivatives instruments		—	188,973
Trade and other receivables	11	9,746,421	21,436,664
Term deposits	13	22,000,000	22,000,000
Other current assets	14	513,118	850,788
Cash and cash equivalents	12	25,842,224	8,018,763

Total current assets		58,101,763	52,495,188

Total assets		155,665,489	173,976,881

Equity
Share capital	15	18,576	18,797
Share premium	15	150,144,112	153,742,563
Reserves		(428,937)	(494,988)
Accumulated earnings (deficit)		(4,800,261)	(6,555,374)
Share based payment reserve		9,388,239	19,901,803

Total equity		154,321,729	166,612,801

Liabilities
Derivatives instruments		149,135	—
Other non-current liabilities	18	887,051	6,130,081

Total non-current liabilities		1,036,186	6,130,081

Trade and other payables	20	139,147	534,574
Other current liabilities	17	168,427	699,425

Total current liabilities		307,574	1,233,999

Total liabilities		1,343,760	7,364,080

Total equity and liabilities		155,665,489	173,976,881

These financial statements have been approved by the Board of Directors on 28 August 2013 and signed in its behalf by:

/s/ Gyaneshwarnath Gowrea	/s/ Mohammad Akhtar Janally
Director	Director

The notes on pages 21 to 49 form an integral part of these financial statements

MakeMyTrip Limited

Statements of Comprehensive Income (Loss)

(In USD)

	Note	For the year ended March 31
		2012	2013
Revenue

Other revenue		—	83,404

Total revenue		—	83,404

Other operating expenses	6	(1,130,897)	(1,789,302)

Loss from operating activities		(1,130,897)	(1,705,898)
Finance income	7	121,213	1,010,294

Finance costs	7	(1,136,536)	(426,840)

Net finance income (costs)		(1,015,323)	583,454

Loss for the year		(2,146,220)	(1,122,444)

Other comprehensive loss
Net change in fair value of available-for-sale financial assets	7	(428,937)	459,047

Other comprehensive loss for the year		(428,937)	459,047

Total comprehensive loss for the year		(2,575,157)	(663,397)

Loss per share	16

Basic		(0.06)	(0.03)

Diluted		(0.06)	(0.03)

The notes on pages 21 to 49 form an integral part of these financial statements

MakeMyTrip Limited

Statements of changes in equity

(In USD)

	Share capital	Share premium	Fair Value deficit	Accumulated deficit	Share based payment reserve	Total
Balance as at April 1, 2011	17,546	111,541,661	—	(1,799,524)	3,914,844	113,674,527
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(2,146,220)	—	(2,146,220)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	(428,937)

Total other comprehensive income (loss)	—	—	(428,937)	—	—	(428,937)

Total comprehensive income (loss) for the year	—	—	(428,937)	(2,146,220)	—	(2,575,157)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	864,530
Transfer to accumulated deficit on expiry of share options	—	—	—	16,417	(16,417)	—
Issue of ordinary shares through initial public offering, net of issuance costs	773	36,276,441	—	—	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	44,093,293

Changes in ownership interest in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	(870,934)

Total changes in ownership interest in subsidiaries	—	—	—	(870,934)	—	(870,934)

Total transaction with owners	1,030	38,602,451	—	(854,517)	5,473,395	43,222,359

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(4,800,261)	9,388,239	154,321,729

The notes on pages 21 to 49 form an integral part of these financial statements

MakeMyTrip Limited

Statements of changes in equity - (Continued)

(In USD)

	Share capital	Share premium	Reserve for Own Shares	Fair Value (deficit)/ reserve	Accumulated deficit	Share based payment reserve	Total
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(4,800,261)	9,388,239	154,321,729
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(1,122,444)	—	(1,122,444)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	459,047

Total other comprehensive income (loss)	—	—	—	459,047	—	—	459,047

Total comprehensive income (loss) for the year	—	—	—	459,047	(1,122,444)	—	(663,397)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	11,722,188
Issue of ordinary shares on exercise of share options	116	1,250,609	—	—	—	(832,779)	417,946
Transfer to accumulated deficit on expiry of share options	—	—	—	—	375,845	(375,845)	—
Own shares acquired	—	—	(525,098)	—	—	—	(525,098)
Issue of ordinary shares	105	2,347,842	—	—	—	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	13,962,983
Changes in ownership interest in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—		—	(1,801,496)	—	(1,801,496)
Acquisition of non-controlling interests	—	—	—	—	792,982	—	792,982

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,008,514)	—	(1,008,514)

Total transaction with owners	221	3,598,451	(525,098)	—	(632,669)	10,513,564	12,954,469

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(6,555,374)	19,901,803	166,612,801

The notes on pages 21 to 49 form an integral part of these financial statements

MakeMyTrip Limited

Statements of Cash Flows

(In USD)

	For the year ended March 31
	2012	2013

Cash flows from operating activities
Loss for the year	(2,146,220)	(1,122,444)
Adjustments for:
Gain on license of software	—	(83,404)
Net finance costs (income)	1,015,323	(583,454)
Change in trade and other receivables	55,852	(824,133)
Change in other current assets	316,788	(337,670)
Change in trade and other payables	(392,563)	450,427

Net cash used in operating activities	(1,150,820)	(2,500,678)

Cash flows from investing activities
Interest received	37,278	132,638
Investment in term deposits	(22,000,000)	—
Acquisition of intangible assets	—	(83,404)
Investment in subsidiaries	(24,668,000)	(3,468,754)
Acquisition of subsidiaries	(3,832,694)	(12,410,000)
Investment in associate	(1,022,913)	(642,000)
Acquisition of other investment	(4,845,480)	—

Net cash used in investing activities	(56,331,809)	(16,471,520)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share options	864,530	417,946
Proceeds from subsidiaries for fair value of share options exercised	2,460,771	1,265,506
Direct cost incurred in relation to public offering	(1,725,428)	—
Proceeds from issuance of ordinary shares through public offering	37,122,648	—
Repurchase of own shares	—	(525,098)
Interest paid	(6,056)	(9,617)

Net cash from financing activities	38,716,465	1,148,737

Decrease in cash and cash equivalents	(18,766,164)	(17,823,461)
Cash and cash equivalents at beginning of the year	44,608,388	25,842,224

Cash and cash equivalents at end of the year	25,842,224	8,018,763

The notes on pages 21 to 49 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. The Company has investment in subsidiaries and equity accounted investees, which are primarily engaged in the business of selling travel products and solutions in India, the U.S, Singapore, Malaysia, Thailand and U.A.E.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs.

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The financial statements were authorized for issue by the Board of Directors in its meeting held on August XX, 2013.

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value.

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted.

•	Available-for-sale financial assets are measured at fair value; and

•	Non-derivative financial instruments are measured at fair value.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

1	BASIS OF PREPARATION - (Continued)

(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and spends cash. USD is the functional currency of the Company.

(d)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

• Note 3(c) and 10	Available for sale financial assets
• Note 3(f)	Provisions and contingent liabilities
• Note 3(c)	Valuation of derivatives
• Note 3(e) and 19	Share based payment

2	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(a)	Investment in Subsidiaries and Associates

i)	Subsidiaries

Subsidiary undertakings are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has power to govern the financial and operating policies.

Investments in subsidiaries are valued at cost less impairment in the separate financial statements as required under IAS 27 - Consolidated and Separate Financial Statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit or loss.

ii)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(a)	Investment in Subsidiaries and Associates – (Continued)

ii)	Investment in Associates – (Continued)

Investments in associates are valued at cost less impairment in the separate financial statements as required under IAS 27 - Consolidated and Separate Financial Statements. The cost of investment includes transaction costs.

iii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The consolidated financial statements are prepared in addition to the standalone financial statements.

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company at exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

(c)	Financial Instruments

i)	Non-Derivative Financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(c)	Financial Instruments – (Continued)

i)	Non-Derivative Financial assets – (Continued)

The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘cash and cash equivalents’, ‘available for sale financial assets’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)	Non Derivative Financial Liabilities

The Company recognizes financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(c)	Financial Instruments – (Continued)

ii)	Non Derivative Financial Liabilities – (Continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: trade and other payables and other current and non-current liabilities .. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

iv)	Derivative financial instruments

The Company has an embedded derivative feature in its investment in associate. Derivatives are recognized initially at fair value. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(d)	Impairment

i)	Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Impairment – (Continued)

i)	Financial assets (Including Receivables) – (Continued)

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment. An impairment loss is recognised if the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

(f)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible Assets

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use. Amortization of asset is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(h)	Finance Income and Expenses

Finance income comprises interest income on funds invested and net gain on change in fair value of embedded derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise net loss on change in fair value of embedded derivatives and public offering cost related to listing of existing shares.

(i)	Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(j)	Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of prior year.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the reporting dates.

A deferred tax asset is recognised only to the extent that is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

(j)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively. The Company is in the process of evaluating the impact of the new standard.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard is required to be applied prospectively for annual periods beginning on or after January 1, 2013. The Company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and has evaluated the requirements of IFRS 13, and these requirements are not expected to have a material impact on the financial statements.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	New Accounting Standards and Interpretations not yet Adopted (continued)

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable retrospectively to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)	Share Based Payment Transactions

The fair value of the employee share options granted to the employees of the Company and subsidiary of the Company is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

4)	DETERMINATION OF FAIR VALUES (CONTINUED)

(d)	Separable Embedded Derivative

The fair value of the separable embedded derivative in its investment in associate is measured using the Black-Scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

(d)	Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based cost.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk.

Interest Rate Risk

The financing of the Company has come from issue of ordinary shares. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

6)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2012	2013
	(In USD)
Insurance	313,662	272,796
Legal and professional	817,235	1,379,608
Miscellaneous expenses	—	136,898

Total	1,130,897	1,789,302

7)	FINANCE INCOME AND COSTS

Particulars	For the Year Ended March 31
	2012	2013
	(In USD)
Recognized in profit or loss
Interest income on term deposits	121,213	563,925
Net change in the value of financial liability	—	262,497
Net gain on change in fair value of derivative financial instrument	—	150,732
Net foreign exchange gain	—	33,140

Finance income	121,213	1,010,294

Cost related to public offerings	879,994	—
Change in fair value of financial liability	65,825	417,223
Other finance charges	190,717	9,617

Finance costs	1,136,536	426,840

Net finance income/(cost) recognized in profit or loss	(1,015,323)	583,454

Recognized in other comprehensive income
Net change in fair value of available-for-sale financial assets	(428,937)	459,047

Finance income/(cost) recognised in other comprehensive loss	(428,937)	459,047

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2012	2013
	(In USD)
As at beginning of the year	63,614,989	92,040,960
Acquisition of investments in subsidiaries
- Investment in MakeMyTrip (India) Pvt Ltd	24,500,000	—
- Investment in Luxury Tours & Travel Pte Ltd	3,757,971	792,982
- Investment in Luxury Tours (Malaysia) Sdn Bhd	168,000	161,500
- Investment in Hotel Travel Group	—	19,458,734
- Investment in ITC Group	—	2,410,000
- Investment in MakeMyTrip FZ-LLC	—	14,272

As at end of the year	92,040,960	114,878,448

Investments in subsidiaries are valued at cost.

a)	Investment in Luxury Tours & Travel Pte Ltd

On May 9, 2011, the Company acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travellers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 2,945,909.

The Company has further invested USD 812,062 during the fiscal year ended March 31, 2012 for the subscription of 49,603 new equity shares issued by LTT increasing its ownership from 79.36% to 82.78%. Further, in August 2012, the Company acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%.

b)	Investment in Hotel Travel Group

On November 6, 2012, the Company acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com , is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has an operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to an estimated balance sheet adjustment.

As per the terms of acquisition with sellers, the preliminary purchase consideration comprised of the following:

Consideration transferred	(in USD)

Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,610,787

16,958,734

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES – (Continued)

b)	Investment in Hotel Travel Group – (Continued)

Equity instruments issued

The Company agreed to pay the selling shareholders USD 5 million in the form of equity shares of the Company. The Company made payment of USD 3.3 million after making adjustment for a portion of estimated balance sheet adjustment on the date of acquisition in the form of equity shares of the company. The fair value of the ordinary shares issued was based on the market share price of the Company on November 6, 2012 and after making adjustment for certain selling restrictions.

Deferred consideration

The Company also agreed to pay the selling shareholders over a three year period ending December 2015, additional consideration of USD 10 million in the form of variable number of equity shares of the Company subject to final balance sheet adjustment. The Company has included USD 4,610,787 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. The financial liability in respect of the deferred consideration has been recognized within “Other current and non-current liabilities”. At March 31, 2013, the deferred consideration has increased to USD 4,879,861.

Earn-out consideration

Further, two of the selling shareholders, of the HT Group will continue in employment with the HT Group in key capacities, and will be eligible for additional earn out payments and incentives over a three-year period ending December 2015 based on HT Group meeting certain revenue and EBIDTA targets. The earn-out period may be further extended for a period of one year, until December 2016. The additional earn out payments may range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of the Company. Since the earn-out consideration can be forfeited due to termination of employment of the selling shareholders, these amounts will be recorded as compensation cost over the earn-out period and do not form part of purchase consideration.

The Company incurred acquisition related costs of USD 595,948 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the statement of comprehensive income for the year ended March 31, 2013.

The Company has further invested USD 2,500,000 during the fiscal year ended March 31, 2013 for the subscription of 49,603 new equity shares issued by one of the subsidiary of the HT Group.

c)	Investment in ITC Group

On November 26, 2012, the Company has acquired 51% equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES – (Continued)

c)	Investment in ITC Group – (Continued)

The Company will also acquire the remaining shares of ITC Group from the existing shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of the promoter. The financial liability in respect of the future acquisition of these shares has been recognized within “Other non-current liabilities” as a reduction of equity in accordance with the present access method and amounts to USD 1,801,496, which represents its fair value as at the acquisition date.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services through December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013.

The Company incurred acquisition related costs of USD 31,130 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the statement of comprehensive income for the year ended March 31, 2013.

On November 26, 2012, the Company transferred 49% of its stake in ITC Bangkok Company Limited equally to International Tour Centre Company Limited and ITC South Company Limited for a consideration of USD 653,102 against promissory note to be settled in future.

9)	INVESTMENT IN ASSOCIATE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of $963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to $59,788. As per the agreement, the Company has entered into certain embedded option and forward agreement with MGH and its promoters to make further investments based on achievement of certain milestones.

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of $642,000 paid in cash.

10)	OTHER INVESTMENT

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of $4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to $20,155.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

10)	OTHER INVESTMENT – (Continued)

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Company’s exposure to fair value versus carrying amount risks related to other investment is disclosed in note 4 and 21.

11)	TRADE AND OTHER RECEIVABLES

Particulars	As at March 31
	2012	2013
	(in USD)
Receivables due from related parties	9,658,241	20,917,197
Interest accrued but not due on term deposits	88,180	519,467

Total	9,746,421	21,436.664

Current	9,746,421	21,436,664

Total	9,746,421	21,436.664

Receivable represents due from its subsidiaries.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 5 and 21.

12)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2012	2013
	(in USD)
Bank balances	4,814,297	1,016,458
Term deposits	21,027,927	7,002,305

Cash and cash equivalents in the statement of cash flows	25,842,224	8,018,763

The Company’s exposure to interest rate risk is disclosed in note 5 and 21.

13)	TERM DEPOSITS

	As at March 31
Particulars	2012	2013
	(in USD)
Term deposits	22,000,000	22,000,000

Total	22,000,000	22,000,000

Current	22,000,000	22,000,000

Total	22,000,000	22,000,000

The Company’s exposure to interest rate risk is disclosed in note 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2012	2013
	(in USD)
Advance to vendors	—	500,000
Prepaid expenses	438,395	350,788
Other assets	74,723	—

Total	513,118	850,788

15)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2011	35,099,639	17,546	111,541,661
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,546,777	773	36,276,441
Shares issued during the year on exercise of options	513,189	257	2,326,010

Balance as at March 31, 2012	37,159,605	18,576	150,144,112

Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own Shares acquired	(40,142)	—	—
Shares issued during the year on exercise of options	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

15)	CAPITAL AND RESERVES – (Continued)

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable cost. This buy-back program was approved by the board of directors on November 6, 2012.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

16)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the years ended March 31, 2012 and 2013:

	For the Year Ended
	March 31
Particulars	2012	2013
Loss attributable to ordinary shareholders (USD)	(2,146,220)	(1,122,444)
Loss attributable to ordinary shareholders – dilutive (USD)	(2,146,220)	(1,122,444)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per share	36,682,240	37,315,434

Loss per share (USD)
Basic	(0.06)	(0.03)
Diluted	(0.06)	(0.03)

At March 31, 2013, 1,753,701 employee share based awards (March 31, 2012: 1,868,625) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

17)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2012	2013
	(in USD)
Other liabilities	168,427	699,425

Total	168,427	699,425

18)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2012	2013
	(in USD)
Other liabilities	887,051	6,130,081

Total	887,051	6,130,081

19)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2012 and 2013.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	2012	2012	2013	2013
Outstanding at April 1	1.59	1,510,187	1.59	913,221
Forfeited and expired during the year	1.05	86,000	—	—
Granted during the year	—	—	—	—
Exercised during the year	1.69	510,966	1.88	222,094
Outstanding at March 31	1.59	913,221	1.49	691,127
Exercisable at March 31	1.70	823,221	1.56	646,127

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

19)	SHARE BASED PAYMENT – (Continued)

Share Option Program (Equity-Settled) – (Continued)

a)	MakeMyTrip.com Equity Option Plan – (Continued)

The options outstanding at March 31, 2013 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2012: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 8 months (March 31, 2012: 1 years and 8 months).

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant during the year ended March 31, 2010 are summarized below:

Fair Value of Share Options and Assumptions
Weighted average share price (USD)	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 -5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%

During the year ended March 31, 2013, share based payment expense of USD 80,934 (March 31, 2012: USD (25,082)) has been pushed down to the India subsidiary as the same relates to the employees of the subsidiary.

b)	Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012 and 2013, the Company granted restricted share units, or RSUs, under the plan to eligible employees of the subsidiaries. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSU
RSU granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years
RSU granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years

Total RSU	1,827,853

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

19)	SHARE BASED PAYMENT – (Continued)

Share Option Program (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)

Note:

1.	Of the RSU granted during the year ended March 31, 2013:

•	Nil (March 31, 2012: 75,832) RSU have 25% graded vesting each six months over 2 years period.

•	572,349 (March 31, 2012: 724,975) RSU have 33.33% graded vesting each year over 3 years period.

•

273,802 (March 31, 2012: 174,450) RSU have graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2.	The RSU can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

Particulars	Weighted average exercise price (USD)	Number of RSU	Weighted average exercise price (USD)	Number of RSU
	2012	2012	2013	2013
Outstanding as at April 1, 2011	—	—	0.0005	955,404
Granted during the year	0.0005	977,693	0.0005	850,160
Forfeited and expired during the year	0.0005	(20,066)	0.0005	(51,551)
Exercised during the year	0.0005	(2,223)	0.0005	(11,409)
Outstanding as at March 31	0.0005	955,404	0.0005	1,742,604
Exercisable as at March 31	0.0005	15,146	0.0005	292,716

The RSU outstanding at March 31, 2013 have an exercise price of USD 0.0005 (March 31, 2012: USD 0.0005) and a weighted average contractual life of 5.1 years (March 31, 2012: 5.7 years).

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

For the Year Ended March 31
	2012	2013
Fair value of RSU and assumptions
Share price (USD)	19.29 – 25.01	12.44 – 22.97
Exercise price (USD)	0.0005	0.0005
Expected volatility	42.2% - 54.0%	38.2% - 52.4%
Expected term	2.5 - 6 years	2.5 - 6 years
Expected dividends	—	—
Risk-free interest rate	0.23% - 2.15%	0.29% - 1.32%

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

19)	SHARE BASED PAYMENT – (Continued)

Share Option Program (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)

During the year ended March 31, 2013, share based payment expense of USD 11,294,316 (March 31, 2012: USD 6,894,450) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries.

20)	TRADE AND OTHER PAYABLES

Particulars	As at March 31
	2012	2013
	(in USD)
Accrued expenses	139,147	534,574

Total	139,147	534,574

Trade payables primarily include amount payable for various expenses.

21)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2012	2013
	(in USD)
Trade and other receivables	9,746,421	21,436,664
Term deposit	22,000,000	22,000,000
Cash and cash equivalents	25,342224	8,018,763

Total	57,588,645	51,455,427

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2012	2013
	(in USD)
India	9,587,903	19,638,590
Others	158,518	1,798,074

Total	9,746,421	21,436,664

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Exposure to Credit Risk – (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars
	As at March 31
	2012	2013
	(in USD)
Balance due from Subsidiaries	9,658,241	20,917,197
Terms deposits with bank	22,000,000	22,000,000
Others	88,180	519,467

Total	31,746,421	43,436,664

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
Particulars	2012	2013
	(in USD)
Not past due	31,746,421	43,436,664
Past due 0-30 days	—	—
Past due 30-120 days	—	—
More than one year	—	—

Total	31,746,421	43,436,664

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2012
Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Trade and other payables	139,147	(139,147)	(139,147)	—	—	—	—
Other liabilities	1,055,478	(1,356,697)	(174,412)	—	(1,181,285)	—	—

Total	1,194,625	(1,495,844)	(313,559)	—	(1,181,285)	—	—

*	Represents undiscounted cash flows of interest and principal

Derivative Financial liabilities	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Derivatives instruments	149,135	—	—	—	—	—	—

Total	149,135	—	—	—	—	—	—

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk – (Continued)

As at March 31, 2013
Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Trade and other payables	534,573	(534,573)	(534,573)	—	—	—	—
Other liabilities	6,829,506	(9,672,269)	—	(768,906)	(768,628)	(8,134,735)	—

Total	7,364,079	(10,206,842)	(534,573)	(768,906)	(768,628)	(8,134,735)	—

*	Represents undiscounted cash flows of interest and principal.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2012	2013
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	22,000,000	22,000,000
Cash and cash equivalents	21,027,927	7,002,305

	43,027,927	29,002,305

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2012		As at March 31, 2013
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investment	4,416,543	4,416,543	4,958,994	4,958,994
Derivatives instruments	202,054	202,054	203,651	203,651

	4,618,597	4,618,597	5,162,645	5,162,645

Assets carried at amortised cost
Trade and other receivables	9,746,421	9,746,421	21,436,664	21,436,664
Term deposit	22,000,000	22,000,000	22,000,000	22,000,000
Cash and cash equivalents	25,842,224	25,842,224	8,018,763	8,018,763
Other assets	74,723	74,723	—	—

	57,663,368	57,663,368	51,455,427	51,455,427

Liabilities carried at fair value
Financial liabilities	1,055,478	1,055,478	6,829,506	6,829,506
Derivatives instruments	149,135	149,135	—	—

	1,204,613	1,204,613	6,829,506	6,829,506

Liabilities carried at amortized cost
Trade and other payables	139,147	139,147	534,573	534,573

	139,147	139,147	534,573	534,573

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Particulars	As at March 31, 2013
	Level 1	Level 2	Level 3	Total
	(in USD)

Other investment	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

21)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values – (Continued)

Fair value hierarchy – (Continued)

Particulars	As at March 31, 2012
	Level 1	Level 2	Level 3	Total
	(in USD)

Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

Total Assets	—	—	4,618,597	4,618,597

Derivatives instruments	—	—	149,135	149,135

Total Liabilities	—	—	149,135	149,135

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars	As at March 31, 2013
	Other investment	Derivatives instruments	Derivatives instruments	Financial Liability
	(in USD)

Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
- in profit or loss	—	(187,376)	338,109	417,223
- in other comprehensive income	459,047	—	—

Closing balances	4,958,994	14,678	188,974	6,829,506

Particulars	As at March 31, 2012
	Other investment	Derivatives instruments	Derivatives instruments
	(in USD)

Opening balances	—	—	—
Arising from acquisition	4,845,480	246,312	(127,568)
Total gains and losses recognized in:
- in profit or loss	—	(44,258)	(21,567)
- in other comprehensive income	(428,937)	—	—

Closing balances	4,416,543	202,054	(149,135)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

22)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

At 31 March 2013, the Company has no tax liability and has tax losses of USD (2,043,844) out of which USD 1,242,526 could be carried forward until 31 March 2015 and USD 664,521 could be carried forward until 31 March 2016 and USD 136,797 could be carried forward until 31 March 2018 to offset against future tax liability.

	For the year ended March 31
Particulars	2012	2013
	(in USD)
Loss before taxation	(2,146,220)	(1,122,444)
Income tax at 15%	(321,933)	(168,367)
Non-deductible expenses	340,115	21,842
Tax exempt income	(18,182)	(164,054)
Current year losses for which no deferred tax asset was recognised	—	20,520
Change in unrecognised temporary differences	—	290,059

	—	—

23)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Significant influence over the Company	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Subsidiary	MakeMyTrip (India) Pvt. Ltd.
Subsidiary	MakeMyTrip.Com Inc
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) SdnBhd
Subsidiary	Hotel Travel Limited
Sub-Subsidiary	TechblendInc
Sub-Subsidiary	HTN Co. Ltd.
Sub-Subsidiary	Hotel Travel Singapore Pte Ltd
Sub-Subsidiary	ITC Bangkok Company Limited
Subsidiary	MakeMyTrip FZ-LLC

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

23)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships – (Continued)

Associate Key management personnel	My Guest House Accommodations Private Limited Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Gupta
Key management personnel Key management personnel	Amit Somani Mukesh Singh (till July 22, 2011)
Key management personnel	Sanket Atal (from June 4, 2012)
Key management personnel	Vivek Gaur
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc.
Party controlled by key management personnel	Chandra Capital

Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2012	2013
	(in USD)
Acquisition of investment in Indian subsidiary	24,500,000	—
Acquisition of investment in Malaysian subsidiary	—	161,500
Acquisition of investment in Singapore subsidiary	812,062	792,892
Acquisition of investment in Hotel Travel Limited	—	2,500,000
Purchase of Intangible asset from Indian subsidiary	—	83,404
Issuance of share options to the employees of Indian subsidiary	6,785,124	11,178,689
Issuance of share options to the employees of U.S. subsidiary	88,729	109,172
Issuance of share options to the employees of Singapore subsidiary	17,209	79,938
Issuance of share options to the employees of Malaysian subsidiary	3,388	7,451

Issuance of share options to the employees of HT Group	—	291,937

Amount collected by Singapore subsidiary on behalf of the Company	—	74,723

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

23)	RELATED PARTIES – (Continued)

Balance Outstanding

Investment

Particulars	As at March 31,
	2012	2013
	(in USD)
MakeMyTrip (India) Pvt Ltd	86,934,989	86,934,989
Hotel Travel Group	—	19,458,734
Luxury Tours & Travel Pte Ltd Singapore	3,757,971	4,550,953
ITC Group	—	2,410,000
MakeMy Trip INC. US	1,180,000	1,180,000
Luxury Tours (Malaysia) SdnBhd	168,000	329,500
MakeMyTrip FZ-LLC UAE	—	14,272

Total	92,040,960	114,878,448

Trade receivable

Particulars	As at March 31,
	2012	2013
	(in USD)
MakeMyTrip (India) Pvt Ltd	9,587,903	19,638,590
Hotel Travel Group	—	686,358
Luxury Tours & Travel Pte Ltd Singapore	—	291,937
ITC Group	14,464	169,085
MakeMy Trip INC. US	50,273	104,481
Luxury Tours (Malaysia) SdnBhd	5,601	13,036
MakeMyTrip FZ-LLC UAE	—	13,710

Total	9,658,241	20,917,197

Transactions with entity having significant influence over the Company:

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 10). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

MakeMyTrip Limited

Year ended March 31, 2013

NOTES TO THE FINANCIAL STATEMENTS

23)	RELATED PARTIES – (Continued)

Transactions with Key Management Personnel:

Key Management Personnel Compensation:

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2012	2013
	(in USD)
Legal and professional	85,000	95,000

Total	85,000	95,000

During the year, the Company has granted RSU s equivalent to USD 55,000 to the Board of Directors against the sitting fees of previous years.

24)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non -Current Assets
	As at March 31
Particulars	2012	2013
	(In USD)
India	92,457,755	93,454,830
Singapore	3,757,971	4,550,953
Malaysia	168,000	19,788,234
Thailand	—	2,410,000
Others	1,180,000	1,277,676

	97,563,726	121,481,693

25)	SUBSEQUENT EVENT

On June 14, 2013, the Company filed a registration statement on Form F-3 (the Registration Statement) with Securities Exchange Commission, United States (SEC) for registration of 11,836,570 ordinary shares held by SB Asia Investment Fund II, L.P. (SAIF). The Registration Statement was subsequently amended and filed with SEC on July 5, 2013 (Amendment No.1) and on July 12, 2013 (Amendment No. 2) as per the requirements of SEC. Pursuant to this Registration Statement SAIF is now eligible to offer its shares for sale in the open market as well as through underwriters.